TYPHOON TOUCH TECHNOLOGIES, INC.
1700-7th Ave, Suite 2100, PMB 134, Seattle Washington 98101

April 15, 2008

BY FAX

David L. Orlic
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Orlic:

            Re:      Typhoon Touch Technologies, Inc ("Typhoon").
                        Preliminary Proxy Statement on Schedule 14A
                        Filed March 14, 2008
                        File No. 000-52130

                        Thankyou for your letter dated March 25, 2008, concerning our preliminary proxy statement filed March 14, 2008 ("Proxy Statement").  Capitalized terms used in this letter not otherwise defined have the definition as set out in the Proxy Statement.  We have responded using the same reference numbers and heading references as in your letter to reply as follows:

General

1)         References within proxy statement to "information statement."  All references to "information statement" throughout the document have been changed to "proxy statement" as requested.

2)         Disclosure regarding cross-conditioning of proposals. None of the proposals in the Proxy Statement are cross-conditioned on the approval or implementation of any other proposal, this includes the Acquisition Agreement.  The Acquisition Agreement is not conditioned on approval of the opt-out provisions regarding combinations with interested stockholders and does not require waiver of this statutory requirement in order to facilitate the acquisition.  As requested, clarification and disclosure regarding these matters has been added to the summary section and to each applicable proposal.

The Acquisition Agreement, page viii

3)         Term sheet summary of Proxy Statement disclosure. The summary section of the Proxy Statement has been revised to include further information regarding the sale of the assets used in our Music Business and the material terms of the proposed transaction and underlying rationale.

4)         Disclosure of reasons for submitting sale of assets to a shareholder vote.  We have added disclosure as to why we are submitting this transaction to a vote of our stockholders.   Although not required under applicable law, we have decided to request majority approval of the independent stockholders before proceeding with the asset sale. This has been clarified throughout the document.

Sale of Certain Assets, page 11

5)         Inclusion of information required by Item 14 of Schedule 14A.  We do not view the sale of the assets associated with our Music Business as the "all or any substantial part of the assets" of Typhoon which would require us to strictly comply with Item 14 of Schedule 14A (please see below for discussion of the Pro Forma Financial Statements).   The book value of our Music Business is approximately $60,000.  Our Music Business has never generated revenue and is still in the concept development stage and is not expected to generate revenue in the near future.  In contrast, our touch screen patents have a book value of approximately $350,000.  Our patent assets have resulted in us obtaining a $500,000 settlement during the last quarter which we believe provides further support to their value and significance to Typhoon.  We anticipate our patents will continue to generate revenue for Typhoon going forward through licensing partnerships and capture of royalty revenue as well as the occasional patent infringement settlement action.

As discussed in the Proxy Statement, our business focus changed in 2007 when we acquired two patents for portable, self-contained, general purpose, keyboard-less computing devices which utilize a touch-screen display for data entry purpose. Through the process of the patent acquisition, Typhoon realized that its touch-screen concept had a much broader application beyond the world of music, and expanded its initiatives accordingly.  The patents are our main assets.

We have amended the Proxy Statement to include the information in Item 14 of Schedule 14A we believe is relevant to the sale of our Music Business assets. This includes detailed Pro Forma Financial Statements along with the accompanying footnotes.

6)         Disclosure of determination of consideration to be paid, liabilities to be assumed, and estimated value of consideration associated with sale.   As requested, the Proxy Statement has been revised to include this information.

7)         Disclosure of whether other strategic alternatives considered.  The Proxy Statement has been revised to disclose whether or not the Board of Directors considered any other alternatives with respect to the disposition of the Music Business.

Approval of the Sale, page 13

8)         Disclosure regarding composition of board of directors. The Proxy Statement has been revised to make it clear to our stockholders the Board of Directors of Typhoon consists of only two individuals of which only one of whom may be considered disinterested with respect to the sale of the assets of the Music Business.

9)         Disclosure regarding potential benefits of the asset sale. The Proxy Statement has been revised to more clearly state the potential benefits of the sale of the assets of the Music Business.

Forward Split, page 15

10)       Confirmation of permission to authorize multiple stock splits via a single grant.   The answer to this question is no longer relevant. The Board of Directors has decided to request approval to complete one forward stock split at this time.

11)       Clarification regarding range of ratios for the stock splits. The Proxy Statement has been revised to request stockholder approval to complete one forward stock split on the basis of up to 100 new shares for each 1 share issued and outstanding as may be decided by the Board of Directors in their sole discretion.  The forward split to be undertaken may not result in the authorized share capital of Typhoon being exceeded at the time of the forward split.

Amendment to Authorized Share Capital, page 17

12)       Disclosure of potential plans for the issuance of the shares created by the increase in authorized shares.  The Proxy Statement has been revised to disclose Typhoon's plans, proposals, or arrangements in place for the issuance of the shares that will result from the increase in authorized shares of common and preferred stock.  There are no agreements in place to issue these shares.

13)       Disclosure of possible anti-takeover effects due to the increase in authorized shares of common stock. The Proxy Statement has been revised to disclose the potential for management to use the additional shares to resist or frustrate a third-party transaction by issuing additional shares in order to dilute the stock ownership of persons seeking to obtain control of Typhoon.

Election Regarding Nevada Revised Statute Provisions, page 18

14)       Discussion of effects on our independent shareholders, resulting from our opting out of the specified provisions of the Nevada Revised Statutes.  The Proxy Statement has been revised to disclose the effects on our independent stockholders of the proposed opt out amendments to our Articles of Incorporation.

15)       Explanation of how opting out of the specified NRS provisions will give the company greater flexibility with regard to future acquisitions.  The Proxy Statement has been revised to explain how opting out of the specified NRS provisions will provide Typhoon with greater flexibility in the future.

Adoption of New Bylaws, page 19

16)       Discussion of significant differences between the Company's current bylaws and the proposed bylaws, and description of any proposed changes to the bylaws that could impede an attempted take-over of the company.  The Proxy Statement has been revised to include a table discussing the significant differences between our current bylaws and the proposed bylaws which highlights the general effects of the proposed adoption of new bylaws.

Adoption of Stock Incentive Plan, page 20

17)       Disclosure of grants of awards (or lack thereof) to be made under the proposed stock incentive plan.  The Proxy Statement has been revised to disclose that at present, there are no planned grants of awards of stock to be made under the proposed stock incentive plan.

Form of Proxy

18)       Inclusion of an "abstain" box for each proposal in the form of proxy.  The Form of Proxy has been revised to add an additional box which shareholders may use to indicate an "abstain" position on each proposal.

Statement Requested by the SEC

            Typhoon hereby acknowledges that:

   it is responsible for the adequacy and accuracy of the disclosure in the filing;

  that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Typhoon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        We trust you will find the enclosed satisfactory.

Yours truly,
TYPHOON TOUCH TECHNOLOGIES, INC.

/s/ James G. Shepard

Per:
            James G. Shepard
            President and CEO

Attachments